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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                    THE EXPLORATION COMPANY OF DELAWARE, INC.
    ........................................................................
                                (Name of Issuer)

                                  COMMON STOCK
    ........................................................................
                         (Title of Class of Securities)

                                    302133202
    ........................................................................
                                 (CUSIP Number)

         DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
          1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
                                 (310) 556-2721
    ........................................................................
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     8/21/03
    ........................................................................
             (Date of Event which Requires Piling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 302133202
                                 SCHEDULE 13D                  PAGE 2 OF 9 PAGES

.................................................................................
 1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RICHARD A. KAYNE             - ###-##-####
.................................................................................
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [X]
.................................................................................
 3   SEC USE ONLY

.................................................................................
 4   SOURCE OF FUNDS

     AF PF

.................................................................................
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(E)                                                [ ]
.................................................................................
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     A U.S. CITIZEN
.................................................................................
                       7          SOLE VOTING POWER

NUMBER OF                         0
SHARES                ..........................................................
BENEFICIALLY           8          SHARED VOTING POWER
OWNED BY
EACH REPORTING                    1,866,666
PERSON WITH           ..........................................................
                       9          SOLE DISPOSITIVE POWER

                                  0
                      ..........................................................
                      10          SHARED DISPOSITIVE POWER

                                  1,866,666
.................................................................................
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,866,666

.................................................................................
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                        [ ]

.................................................................................
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            8.4%

................................................................................
12          TYPE OF REPORTING PERSON

            IN
.................................................................................

CUSIP NO. 302133202
                                  SCHEDULE 13D                 PAGE 3 OF 9 PAGES

.................................................................................
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            KAYNE ANDERSON CAPITAL ADVISORS, L.P.          - 95-4486379
.................................................................................
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
.................................................................................
 3          SEC USE ONLY
.................................................................................
 4          SOURCE OF FUNDS

            AF PF

.................................................................................
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(E)                                         [ ]
.................................................................................
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            A U.S. CITIZEN
.................................................................................
                     7          SOLE VOTING POWER

NUMBER OF                       0
SHARES              ............................................................
BENEFICIALLY         8          SHARED VOTING POWER
OWNED BY
EACH REPORTING                  1,866,666
PERSON WITH         ............................................................
                     9          SOLE DISPOSITIVE POWER

                                0
                    ............................................................
                    10          SHARED DISPOSITIVE POWER

                                1,866,666
.................................................................................
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,866,666

.................................................................................
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                        [ ]

.................................................................................
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            8.4%

.................................................................................
14          TYPE OF REPORTING PERSON

            IA PN
.................................................................................

CUSIP NO. 302133202
                                   SCHEDULE 13D                PAGE 4 OF 9 PAGES

.................................................................................
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            KAYNE ANDERSON ENERGY FUND II, L.P.      - 03-0401472
.................................................................................
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
.................................................................................
 3          SEC USE ONLY
.................................................................................
 4          SOURCE OF FUNDS

            AF PF

.................................................................................
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(E)                                         [ ]
.................................................................................
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            A U.S. CITIZEN
.................................................................................
                     7          SOLE VOTING POWER

NUMBER OF                       0
SHARES             ............................................................
BENEFICIALLY         8          SHARED VOTING POWER
OWNED BY
EACH REPORTING                  1,417,546
PERSON WITH         ............................................................
                     9          SOLE DISPOSITIVE POWER

                                0
                    ............................................................
                    10          SHARED DISPOSITIVE POWER

                                1,417,546

.................................................................................
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,417,546

.................................................................................
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                        [ ]

.................................................................................
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            6.4%

.................................................................................
14          TYPE OF REPORTING PERSON

            PN

.................................................................................

CUSIP NO. 302133202
                                   SCHEDULE 13D                PAGE 5 OF 9 PAGES

.................................................................................
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            KAYNE ANDERSON ENERGY FUND II (QP), L.P.             - 35-2184522
.................................................................................
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
.................................................................................
 3          SEC USE ONLY
.................................................................................
 4          SOURCE OF FUNDS

            AF PF
.................................................................................
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(E)                                         [ ]
.................................................................................
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            A U.S. CITIZEN
.................................................................................
                     7          SOLE VOTING POWER

NUMBER OF                       0
SHARES              ............................................................
BENEFICIALLY         8          SHARED VOTING POWER
OWNED BY
EACH REPORTING                  449,120
PERSON WITH         ............................................................
                     9          SOLE DISPOSITIVE POWER

                                0

                    ............................................................
                    10          SHARED DISPOSITIVE POWER

                                449,120

.................................................................................
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            449,120

.................................................................................
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                        [ ]

.................................................................................
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            2.0%

.................................................................................
14          TYPE OF REPORTING PERSON

            PN

.................................................................................

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D

*********************

ITEM 1.  SECURITY AND ISSUER

Common Stock, $0.01 par value.

            The Exploration Company of Delaware, Inc.
            500 North Loop 1604 East, Suite 250
            San Antonio, TX 78232

ITEM 2.  IDENTITY AND BACKGROUND

The Reporting Persons include Richard A. Kayne, Kayne Anderson Capital Advisors, L.P. and Kayne Anderson Energy Fund II, L.P.

a.    KAYNE ANDERSON CAPITAL ADVISORS, L.P.

      Kayne Anderson Capital Advisors, L.P. ("KACALP"), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. It serves as general partner of or investment adviser to various accounts, including Kayne Anderson Energy Fund II, L.P. and Kayne Anderson Energy Fund II
      (QP), L.P., each a Delaware limited partnership (together the "Energy Funds").

      Kayne Anderson Investment Management, Inc. ("KAIM"), a Nevada corporation, is the sole general partner of KACALP. KAIM is owned by KA Holdings, Inc. ("KA Holdings"), a California corporation, the shareholders of which are Richard A. Kayne and John E. Anderson. The principal business address of the Reporting Persons, KAIM and KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.


b.    RICHARD A. KAYNE

      Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM and KA Holdings.

      Mr. Kayne also serves as Co-Management Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company ("KARIM"), and President and Director of KA Associates, Inc., a Nevada corporation ("KAA"). KARIM is a registered investment adviser. KAA is a registered broker/dealer. The principal business address of KARIM and KAA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

c. None of the Reporting Persons, KAIM or KA Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

d. The following additional persons are officers and/or directors of one or more of KAIM and KA Holdings. (KACALP, a limited partnership, does not have any officers or directors.) Each such person is a U.S. citizen whose address is, unless noted otherwise, 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. None of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

      JOHN E. ANDERSON.        Chairman of Topa Equities, Ltd., a diversified
                               investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.
                               Mr. Anderson is Director of KAIM and KA Holdings.

      HOWARD M. ZELIKOW.       Vice President and Director of KAIM
                               Director of FAO, Inc.

      ROBERT V. SINNOTT.       Vice President of KAIM

      DAVID J. SHLADOVSKY.     General Counsel and Secretary of KAIM and KA
                               Holdings

      JOHN DALEY.              Chief Financial Officer and Treasurer of KAIM and
                               KA Holdings

      RALPH C. WALTER.         Chief Operating Officer of KAIM and KA Holdings.



TEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons bought an aggregate of 1,866,666 shares of the Common Stock from the Issuer for cash consideration of $5,393,442 in a private transaction on August 21, 2003. The funds were provided by investors in the Energy Funds.

ITEM 4. PURPOSE OF TRANSACTION

Each Reporting Person currently intends to hold all of the acquired securities for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a. Mr. Kayne and KACALP beneficially own 1,866,666 shares of the Common Stock, or approximately 8.4% of the outstanding Common Stock.

b. Mr. Kayne and KACALP have the shared power to vote and dispose, or direct the disposition, of 1,866,666 shares of the Common Stock.

The shares over which Mr. Kayne and KACALP have shared voting and dispositive power are held by the Energy Funds, for which KACALP serves as general partner or manager. These include, but are not limited to, Kayne Anderson Energy Fund II, L.P., which is a Reporting Person.

KACALP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACALP in such limited partnerships.

c. The following transactions in the Common Stock beneficially owned by the Reporting Persons were effected in the last 60 days:


                             Common Stock Stock
  Date          Type            # of shares            Price             Where/how transaction effected
--------        ----             -----------          ------             ------------------------------
8/21/03      Common Stock        1,866,666            $2.89               Bought from Issuer privately.

d.    Not applicable

e.    Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          September 26, 2003
------------------------------------------
                 Date

          /S/ Richard A. Kayne
------------------------------------------
           Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:         Kayne Anderson Investment Management, Inc.


            By:      /S/ David J. Shladovsky
                     ------------------------------
                     David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

            /S/ Richard A. Kayne
            ---------------------------------------------
            Richard A. Kayne

            /S/ David J. Shladovsky
            ---------------------------------------------
            Kayne Anderson Capital Advisors, L.P., by
            David J. Shladovsky, Secretary of
            Kayne Anderson Investment Management, Inc.,
            general partner


            /S/ David J. Shladovsky
            ---------------------------------------------
            Kayne Anderson Energy Fund II, L.P., by
            Kayne Anderson Capital Advisors, L.P., by
            David J. Shladovsky, Secretary of
            Kayne Anderson Investment Management, Inc.,
            general partner